Room 4561

October 25, 2007

Mr. Jay C. Peterson
Chief Financial Officer
Forgent Networks, Inc.
108 Wild Basin Road
Austin, TX 78746

> **Re: Forgent Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2006**
> **Filed October 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2007**
> **Filed June 14, 2007**
> **File No. 000-20008**

Dear Mr. Peterson:

We have reviewed your response to our letter dated October 11, 2007 and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended April 30, 2007

Note 2 – Litigation Settlements, page 6

1.   We have read your response to prior comment number 1 and we believe that the presence of any litigation associated with a settlement agreement adds a separate measurable and recognizable element related to that litigation. Consequently, unless you are able to develop a reasonable basis to allocate the proceeds to each element and support a pattern of recognition, recording any part of such

settlements as revenue may not be appropriate. Please provide us with a revised analysis of your accounting for these settlements that incorporates these concepts.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Senior Staff Accountant, at (202) 551-3408 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief